Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

July 24, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                             Lehigh Gas Partners LP
Amendment No. 1 to the Registration Statement on Form S-1
Submitted July 3, 2012
File No. 333-181370

Dear Mr. Schwall:

Set forth below are the responses of Lehigh Gas Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2012 with respect to the Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370 (the “Registration Statement”) and as clarified on telephone conversations with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand-delivered three copies of this letter, Amendment No. 2 and Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

Each response is prefaced by the exact text of the Staff’s corresponding Comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.                                       We note your response to prior numbered comment two from our letter to you dated June 12, 2012.  You stated, in part, that “While the board of directors of our general partner may modify or revoke our Cash Distribution Policy, the amount of the Minimum Quarterly Distribution cannot be amended without the consent of the holders of a majority of our limited partner interests.”  However, we are unable to locate any disclosure in the registration statement indicating that such consent is required.  Please advise.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  We direct the Staff’s attention to “The Partnership Agreement—Amendment of the Partnership Agreement—General” on page 172, which states that, generally, “an amendment must be approved by a unit majority.” The amount of the Minimum Quarterly Distribution — that is, the amount that is required to be distributed on each common unit before any distributions to the subordinated units can be made — may not be amended without the consent of a majority of our common units (excluding common units held by our general partner and its affiliates) and our subordinated units, voting as separate classes.  Notwithstanding the foregoing, we have included additional disclosure in the Registration Statement regarding our inability to amend the amount of the Minimum Quarterly Distribution without the consent of the holders of a majority of our common units (excluding common units held by our general partner and its affiliates) and our subordinated units, voting as separate classes.  Please see pages 61 and 168.

2.                                       Revise the first bullet to clarify that the minimum quarterly distributions must be paid to holders of the common units before distributions are made to holders of the subordinated units to the extent any distributions are made.  In the second bullet point, expand the reference to clarify that revocation and, in some circumstances, modification of the cash distribution policy may result in no further distributions being paid.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the cover page and page 24.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital, page 58

3.                                       You state that you “intend to distribute most of our cash available for distribution.”  Revise to disclose in necessary detail, or provide a cross-reference to, what factors you will consider in determining how much to distribute and to list the types of revisions to the cash distribution policy that could impact the amounts to be distributed.  Also clarify that your stated “intention” in that regard is subject to change at any time.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 61.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

4.                                       We note your discussions of gross profit and margin per gallon as part of the analysis of your operating results.  It does not appear that “gross profit” is presented on the face of your statements of operations.  Please disclose how you calculate gross profit (e.g., consistent with the GAAP definition of gross margin which is the excess of revenues over costs of revenues).  Please note the guidance per SAB Topic 11B regarding the exclusion of depreciation and amortization expense from cost of sales.  It does not appear that the presentation of a measure of income before depreciation is appropriate.

Response:  We acknowledge the Staff’s Comment. None of our depreciation or amortization expense is attributable to our cost of revenues from fuel sales. With respect to depreciation, all of the motor fuel we distribute is purchased from third-party suppliers. The costs of these purchases are included in our cost of revenues from fuel sales. Depreciation is not a component of our cost of revenues from fuel sales, as we do not employ a significant amount of our own machinery or equipment in the wholesale motor fuel distribution process.  With respect to amortization, we do not have any intangible assets associated with the motor fuel distribution process. Accordingly, since there is no depreciation or amortization required to be included in our cost of revenues from fuel sales, we believe we are not presenting a measure before depreciation or amortization.

As requested by the Staff, since gross profit is not presented on the face of our statements of operations, we have defined the term “gross profit” in the Registration Statement consistent with the GAAP definition of gross profit (i.e., the excess of revenues from fuel sales over cost of revenues from fuel sales). Please read pages 4, 95, 97, 99, 102 and 122.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, pages F-4 and F-5

5.                                       Please revise to provide pro forma earnings per partnership unit information or tell us why this type of disclosure is not deemed to be necessary.  Refer to Rule 11-02(b)(7) of Regulation S-X.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages F-4 and F-5.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page F-6

6.                                       It appears that a number of pro forma adjustments are not consistently reflected in your pro forma condensed combined statements of operations for each period presented.  Please revise your disclosure to clearly explain the impact of these adjustments on different periods.  For example, please refer to pro forma adjustments (o), (p), (t), and (u).

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  As discussed with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012, we have revised certain of our pro forma adjustments and related explanations in our pro forma condensed combined balance sheets and statements of operations for each period presented.  We believe our revisions more clearly explain the impact of the pro forma adjustments and what periods the explanations cover.  Please see pages F-3 through F-10.

7.                                       We note pro forma adjustment (g) relates to marginally performing assets that are not being contributed to you.  Please revise to include an explanation of the impact of this adjustment to your pro forma statements of operations.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  As discussed with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012, we have revised certain of our pro forma adjustments and related explanations.  As a result of such revisions, pro forma adjustment (g) in Amendment No. 1 has been changed to pro forma adjustment (k) in Amendment No. 2.  In addition, pro forma adjustment (k)  now further explains the impact of the adjustment to our pro forma statements of operations. Please see page F-8.

8.                                       We note pro forma adjustment (r) reflects the elimination of operating expenses, depreciation and amortization, and selling, general and administrative expenses for marginally performing assets not being contributed to you.  Please revise to disclose the pro forma balance sheet adjustment related to these assets.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  As discussed with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012, we have revised certain of our pro forma adjustments and related explanations.  As a result of such revisions, we stated clearly whether the pro forma adjustments impact our pro forma condensed combined balance sheets and/or our pro forma condensed combined statements of operations.  We believe such separation will provide more clarity to the investor in determining adjustments that impact our pro forma condensed combined financial statements.

9.                                       We note pro forma adjustment (x) relates to wholesale distribution revenue resulting from entering into a 15-year supply agreement with Lehigh Gas — Ohio, LLC and the elimination of marginally performing assets not being contributed to you.  However, it appears that the related pro forma adjustment is to costs of revenues from fuel sales to affiliates for the year ended December 31, 2011.  Please advise.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  As a result of such revisions, pro forma adjustment (x) in Amendment No. 1 has been moved to pro forma adjustment (t) in Amendment No. 2.  As discussed with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012, pro forma adjustment (t) explains the impact of the adjustment to our costs of revenues from fuel sales to affiliates as a result of entering a 15-year supply agreement with Lehigh Gas — Ohio, LLC. Please see page F-9.

Financial Statements of Lehigh Gas Entities (Predecessor)

Combined Statements of Operations, page F-39

10.                                 We note your response to comment 23 in our letter dated June 12, 2012.  Your response states that the misstatement related to up-front payments from certain lessees should be corrected even though you have concluded that your prior year financial statements were not materially misstated.  Please provide us with additional detail explaining your plans to correct this error as part of the contribution transaction.  Please note that we may have further comments regarding the materiality analysis provided with your response.

Response:  We acknowledge the Staff’s Comment. As discussed with the Staff on Thursday, July 19, 2012 and Friday, July 20, 2012, we note SAB No. 108 indicates it may be appropriate to correct errors in prior period financial statements in subsequently filed financial statements.  In this regard, relying upon the SAB No. 108 guidance, we have concluded the misstatement, which we believe to be immaterial, will be corrected as part of the contemplated contribution of certain assets and liabilities to the Partnership (the “contribution transaction”).  Specifically, the contribution transaction will include the contribution to the Partnership of a deferred rent income liability.  The deferred rent income liability will be measured on a historical cost basis as of the date of the contribution transaction and was approximately $1.7 million as of March 31, 2012.  The impact of recording the deferred rent income liability as part of the contribution transaction will reduce the net assets contributed by the Predecessor (as defined in the notes to the unaudited condensed combined financial statements included in the Registration Statement) to the Partnership on the statement of changes in partners’ capital by the same amount.  Subsequently, the Partnership will recognize rental income (with the corresponding reduction of the deferred rent income liability), on a straight-line basis, over the respective terms of the underlying lease agreements.  These lease agreements have lease terms ending in 2014, 2015 and 2020.  Thus, the Partnership will record rental income (with corresponding reductions of the deferred rent income liability) relating to lease agreements of $79,000 per quarter ($315,000 on an annualized basis) for 2012; $315,000 per year for each of 2013 and 2014; $231,000 per year for 2015; $127,500 per year for each of 2016, 2017, 2018 and 2019; and $91,000 for 2020.

The $1.7 million deferred rent income liability at March 31, 2012 noted above represents 0.9525% of (unaudited) pro forma combined total liabilities of $178,426,000 and 0.8425% of (unaudited) pro forma combined total liabilities and owners’ equity of $201,739,000 as of March 31, 2012. The $79,000 of rent income recognized per quarter as noted above, represents 1.4% of (unaudited) pro forma combined aggregate rent income (inclusive of rent income from affiliates) of $5,472,000; 0.02% of (unaudited) pro forma combined total revenue of $403,641,000; and 1.8% of (unaudited) pro forma combined operating income for the three months ended March 31, 2012.

The contribution of the deferred rent income liability to the Partnership as part of the contribution transaction will result in the same accounting treatment that would have been afforded this item on the Partnership’s financial statements if the payments initially had been recorded properly on the Predecessor’s historical combined financial statements. Accordingly, we have included the deferred rent income liability and related rent income recognition as pro forma adjustments as of, and for the three months ended, March 31, 2012, along with a discrete pro forma adjustment footnote discussing in detail the facts and circumstances surrounding the misstatement and its inclusion in the contribution transaction.  We also believe inclusion of this adjustment as part of the pro forma financial statements provides prospective investors with transparency regarding the nature of the immaterial error, its impact on the Predecessor’s financial statements and how it will be corrected in the Partnership’s financial statements.

As part of our overall qualitative assessment, we considered the year in which the immaterial error occurred (2010), the anticipated focus of investors on the additional information provided by the pro forma financial statements, and the contribution transaction, including the pro forma adjustment relating to the deferred rent income liability in the pro forma financial statements for the year ended December 31, 2011 and as of, and for the three months ended, March 31, 2012.

In summary, we respectfully submit to the Staff and request the Staff’s concurrence with the treatment of this misstatement as being quantitatively and qualitatively immaterial and we incorporate herein our analysis in our letter to the Staff dated July 3, 2012 with respect to comment 23 therein.  We further respectfully request the Staff’s concurrence with our acknowledgement of the misstatement and its correction as detailed above and our discussions with the Staff, as well as on our analysis of the misstatement and its correction as being in accordance with the Staff’s guidance in SAB No. 108.

Notes to the Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-12

General

11.                                 We note your response to comment 27 in our letter dated June 12, 2012.  Please revise to provide footnote disclosure similar to the information provided in your response regarding the allocation of expense from Lehigh Gas Corporation as part of the footnotes to your financial statements.  Your revised disclosure should include a statement, if true, that management believes that the method of expense allocation used is reasonable.  Refer to SAB Topic 1B1.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  We have included in Amendment No. 2 a statement that management believes that the method of expense allocation used is reasonable.  Please see pages F-17 and F-45.

Exhibits

12.                                 Please provide us with your basis for not filing as exhibits the purchase agreements referenced in the second bullet at page 6.

Response:  We acknowledge the Staff’s Comment and respectfully advise the staff of our conclusion that we are not required to file our supply agreements with major oil companies pursuant to Item 601(b)(10) of Regulation S-K because these agreements are such as ordinarily accompany our business, and our business is not substantially dependent on any of these agreements.

As disclosed in the Registration Statement, during 2011, we purchased approximately 46%, 23%, 22% and 5% of our motor fuel from ExxonMobil, BP, Shell and Valero, respectively.  We do not expect these percentages to change materially for 2012.  We have multiple contracts with ExxonMobil (three supply agreements), BP (two supply agreements) and Shell (three supply agreements), thus reducing our dependence on any one of these agreements.

We believe that our business is not substantially dependent on any of the supply agreements with the major oil companies because we believe we could readily replace each supply agreement — even in the event each of our supply agreements with ExxonMobil was terminated contemporaneously.  In each market that we operate, we believe that no single major oil company supplies more than 20% of the motor fuel sold in such market and, in the event a major oil company terminated its supply relationship with us, we believe that the other major oil companies have the capacity to, and would aggressively seek to, replace one of its competitors.  Our management team is contacted continually by our suppliers requesting that we increase the amount of motor fuel we purchase from them.  In addition, suppliers with whom we do not have a relationship contact us to establish a fuel distribution relationship.  As such, we do not believe that our ability to purchase motor fuels on attractive terms would suffer materially in the event of the loss of any of these suppliers because alternative suppliers in each market we operate would readily be available to replace an existing supply relationship.

Accordingly, because our business is not substantially dependent on any of these supply agreements, we do not believe that the supply agreements fall within the purview of Item 601(b)(10), and we consequently believe that we are not required to file them as exhibits.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204. the Registration Statement and undertake to comply with the Staff’s request.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:                                 Sandra Eisen (SEC)

Ethan Horowitz (SEC)

Sirimal R. Mukerjee (SEC)

Timothy S. Levenberg (SEC)

Brad Skinner (SEC)

Joseph V. Topper, Jr. (Lehigh Gas GP LLC)

James J. Devlin, Jr. (Lehigh Gas GP LLC)

Alan P. Baden (Vinson & Elkins L.L.P.)

Brenda K. Lenahan (Vinson & Elkins L.L.P.)

Richard A. Silfen (Duane Morris LLP)

Chad J. Rubin (Duane Morris LLP)